AMERICAN FIDELITY ASSURANCE COMPANY

9000 Cameron Parkway, Oklahoma City, Oklahoma 73114

800-662-1113

ROTH 403(b) ANNUITY RIDER

This rider is attached to and made a part of the Annuity Policy (the “Policy”) and the associated 403(b) Annuity Rider issued by American Fidelity Assurance Company (the “Issuer”), which qualifies the Policy as a tax-deferred annuity under Section 403(b) of the Internal Revenue Code (the “Code”), as it may be amended or supplemented from time to time. This rider is intended to permit Roth contributions and comply with the provisions of Code Section 402A applicable to 403(b) plans. The owner of the Policy shall comply with the tax qualification provision to prevent loss of the advantages of tax deferral and to prevent assessment of tax penalties. The terms and provisions of this rider are subject to the terms of any Section 403(b) Plan document under which it is offered as a permitted investment.

In this rider, “we”, “us”, “our” and “Company” refer to American Fidelity Assurance Company. “You”, “your”, and “Participant” refer to the Owner.

The 403(b) Annuity Rider is amended to allow elective deferral, matching, and non-elective contributions to be accepted and designated as qualified Roth contributions. Such contributions may be permitted according to the provisions of Code Section 402A, as the same may be amended or supplemented from time to time, and only if permitted by the Employer’s 403(b) Plan.

To the extent that qualified Roth contributions are permitted under the Employer’s Code Section 403(b) Plan and Code Section 402A, the Policy will also accept the following Premium payments (referred to in the aggregate as “designated Roth contributions”):

1.	After-tax elective, matching, and non-elective Employer contributions made as irrevocably designated Roth contributions.
2.	Age 50+ catch-up contributions made as permitted under Section 414(v) and irrevocably designated as Roth contributions.

If the Employer’s Section 403(b) Plan provides for automatic enrollment, we may implement a rule regarding the default characterization of an elective deferral made through automatic enrollment. We may also accept rollover contributions permitted under Code Section 402A from another designated Roth account, and trustee-to-trustee transfers from another designated Roth account, to the extent permitted under Code Section 402A and the Employer’s 403(b) Plan. We will accept rollover contributions to a Roth account only to the extent the rollover is permitted under the rules of Code Section 402(c) and the Employer’s 403(b) Plan. We may establish separate Roth accounts for contributions to this contract and rollovers from other designated Roth accounts. Roth contributions and withdrawals will be credited and debited to the Roth account(s) maintained for each Participant.

By electing to have elective deferrals, matching contributions, and/or non-elective contributions treated as qualified Roth contributions, the Participant will be taxed on the contribution amounts in the year in which they are made. Earnings attributable to such contributions will be tax-deferred until a distribution is received. Earnings will never be taxed if the distribution is a qualified distribution, as defined in Code Section 402A(d)(2). Gains, losses, and other credits or charges will be allocated on a reasonable and consistent basis between a Participant’s Roth account(s) and other accounts. If directed investments are permitted, gains, losses, and other credits or charges will be allocated based upon the portion of each account allocated to each chosen investment.

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The aggregate of the Premiums attributable to elective deferrals contributed as qualified Roth contributions and the pre-tax elective deferrals for a Participant shall not exceed the applicable limitations for such reductions as described the 403(b) Annuity Rider and the applicable sections of the Code. Roth elective deferrals will be treated as elective deferrals for all purposes unless specifically stated otherwise.

Loans may be permitted from the designated Roth account if made in accordance with our administrative procedures in place at the time of the loan application and permitted by the Employer’s 403(b) Plan. We may implement a rule permitting a Participant to elect whether loans and distributions (including hardship or other in-service distributions) are made from Roth account(s) or other account(s).

We may implement an ordering rule for distributions and withdrawals from your designated Roth account or pre-tax account to the extent permitted by the Code. Such ordering rules may specify which account is distributed first or may permit the participant to elect from which account withdrawals and distributions are made first. For corrective distributions of excess contributions, a Highly Compensated Employee may designate the portion to be distributed from the Roth account and pre-tax account, but only to the extent that each type of deferrals was made for the year. If no designation is made, pre-tax deferrals will be distributed first.

The total elective deferrals available for hardship distributions is an aggregate limit that includes both pre-tax elective contributions and designated Roth contributions. We may implement a rule regarding the ability of the Participant to designate the amount of any hardship distribution or other in-service distributions taken from the pre-tax elective deferrals account and the designated Roth account.

Rollover distributions from the designated Roth account may only be made to another designated Roth account of the Annuitant or to a Roth IRA or Annuity under Code Section 408A. We may implement a restriction on direct rollovers from a Roth account if the eligible rollover distributions are reasonably expected to total less than $200 during a year or on partial rollovers if the amount distributed solely from the Participant’s Roth account is less than $500. If a Participant has both a designated Roth account and other accounts, and distributions are made from a Participant’s designated Roth account to the Participant and to their Roth IRA or designated Roth account in a direct rollover, any pre-tax amounts will be allocated first to the direct rollover. If distributions are made from a Participant’s designated Roth account that are directly rolled over to multiple destinations, the Participant may direct the allocation of pre-tax and Roth accounts that are included in the disbursements. Eligible rollover contributions from a Participant’s Roth account may be included in determining whether the total amount of a Participant’s accounts exceed any mandatory distribution amount specified in the 403(b) Plan provisions.

This rider is subject to all provisions of the Policy which this rider does not amend. This rider will terminate on the same date as the Policy to which it is attached.

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